Bancroft Capital, LLC
501 Office Center Drive, Suite 130
Fort Washington, PA 19034

September 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Megan Masterson
Chris Dietz
Lauren Pierce
Larry Spirgel

Re:	Republic Power Group Limited (the “Company”)
Registration Statement on Form F-1, as amended
Filed July 2, 2025
File No. 333-288465

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Bancroft Capital, LLC, as the underwriter of the offering, hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on September 30, 2025 at 4:00 p.m., Eastern time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BANCROFT CAPITAL, LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Head of Investment Banking

[Signature Page to the Acceleration Request Letter—Underwriter]